UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    Under the Securities Exchange Act of 1934
                              (Amendment No.  )(1)

                      Hawaiian Natural Water Company, Inc.
              ----------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   419883 10 3
              ----------------------------------------------------
                                 (CUSIP Number)

                                 August 2, 1998
              ----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                               Page 1 of 6 Pages

CUSIP No. 419883 10 3
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      8607 Colonial Group, Inc.
      11-344-3131
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Citizenship or Place of Organization

      New York
--------------------------------------------------------------------------------
                  5     Sole Voting Power
  Number of
   Shares               300,000
Beneficially            --------------------------------------------------------
  Owned By        6     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          7     Sole Dispositive Power

                        300,000
                        --------------------------------------------------------
                  8     Shared Dispositive Power

                        0
                        --------------------------------------------------------

--------------------------------------------------------------------------------
9     Aggregate Amount Beneficially Owned by Each Reporting Person

      300,000
--------------------------------------------------------------------------------
10    Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares  |_|

--------------------------------------------------------------------------------
11    Percent of Class Represented By Amount in Row (9)

      7.1%
--------------------------------------------------------------------------------
12    Type of Reporting Person

      CO
--------------------------------------------------------------------------------

                    SEE INSTRUCTIONS BEFORE FILLING OUT!


                                                               Page 2 of 6 Pages

Item 1(a).        Name of Issuer:

                  Hawaiian Natural Water Company, Inc.
                  --------------------------------------------------------------

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  248 Mokauea Street, Honolulu, Hawaii 96819
                  --------------------------------------------------------------

Item 2(a).        Name of Person Filing:

                  8607 Colonial Group, Inc.
                  --------------------------------------------------------------

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  75 Maiden Lane, Suite 346, New York, New York 10038
                  --------------------------------------------------------------

Item 2(c).        Citizenship:

                  New York corporation
                  --------------------------------------------------------------

Item 2(d).        Title of Class of Securities:

                  Common Stock, no par value
                  --------------------------------------------------------------

Item 2(e).        CUSIP Number:

                  --------------------------------------------------------------

Item 3. If This Statement is Filed Pursuant to Rule 13d-l(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

      (a) |_| Broker or dealer registered under Section 15 of the Exchange Act.

      (b) |_| Bank as defined in Section 3(a)(6) of the Exchange Act.

      (c) |_| Insurance company as defined in Section 3(a)(19) of the Exchange Act.

      (d) |_| Investment company registered under Section 8 of the Investment Company Act.

      (e) |_| An investment adviser in accordance with Rule 13d-l(b)(l)(ii)(E);


                                                               Page 3 of 6 Pages

      (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (I)(ii)(F);

      (g) |_| A parent holding company or control person in accordance with Rule 13d-l(b)(l)(ii)(G);

      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

      (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

      (j) |_| Group, in accordance with Rule 13d-1(b)(I)(ii)(J).

      If this statement is filed pursuant to Rule 13d-l(c), check this box. |X|

Item 4. Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned:

            300,000
            --------------------------------------------------------------------

      (b)   Percent of class:

            7.1%
            --------------------------------------------------------------------

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote       300,000
                                                          ----------------------

            (ii)  Shared power to vote or to direct the vote         0
                                                          ----------------------

            (iii) Sole power to dispose or to direct the
                  disposition of                                 300,000
                                                          ----------------------

            (iv)  Shared power to dispose or to direct the
                  disposition of                                     0
                                                          ----------------------

Item 5. Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.


                                                               Page 4 of 6 Pages

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

      N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

      If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

      N/A

Item 8. Identification and Classification of Members of the Group.

      If a group has filed this schedule pursuant to Rule 13d-l(b)(l)(ii)(J), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

      N/A

Item 9. Notice of Dissolution of Group.

      Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.

      N/A

Item 10. Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                                               Page 5 of 6 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      August 26, 1998
                                             -----------------------------------
                                                          (Date)

                                             8607 COLONIAL GROUP, INC.


                                             /s/ Michael A. Gaggi
                                             -----------------------------------
                                             By: Michael A. Gaggi, President


                                                               Page 6 of 6 Pages